UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:  3235-0104
                          Expires: September 30, 1998
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

 DLJ Merchant Banking II, Inc.
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     (Last)                         (First)                      (Middle)

 277 Park Avenue
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                                   (Street)

New York                              NY                              10172
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     8/17/98
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

 Insilco Holding Co. ([IHC])
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

         Director                                      X   10% Owner
    ---                                               ---

         Officer (give title below)                        Other (specify below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

      Form filed by One Reporting Person
----

  X   Form filed by More than One Reporting Person
----


             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security                   2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                             Beneficially Owned          Form: Direct           Beneficial Ownership
                                            (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                        (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------
Common Stock                             601,929                     (I)                        (1) (13) (16) (21) (22)
Common Stock                              23,972                     (I)                        (2) (13) (16) (21) (22)
Common Stock                              29,600                     (I)                        (3) (13) (16) (21) (22)
Common Stock                              35,191                     (I)                        (4) (14) (16) (21) (22)
Common Stock                              13,069                     (I)                        (5) (14) (16) (21) (22)
Common Stock                             106,869                     (I)                             (6) (16) (21) (22)
Common Stock                               9,733                     (I)                        (7) (13) (16) (21) (22)
Common Stock                               1,898                     (I)                        (8) (13) (16) (21) (22)
Common Stock                               2,703                     (I)                   (9) (13) (15) (16) (21) (22)
Common Stock                              15,926                     (I)                            (10) (17) (21) (22)
Common Stock                             113,508                     (I)                            (11) (15) (21) (22)
Common Stock                               1,158                     (I)                            (12) (15) (21) (22)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

                                                                        (Over)
                                                               SEC 1473 (9-96)

               Table II Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or
                                      Date (Month/Day/ Year)         Derivative Securities      Exercise
                                      -------------------------         (Instr. 4)              Price of
                                      Date           Expira-       -------------------------    Derivative
                                      Exer-          tion             Title     Amount          Security
                                      cisable        Date                       or
                                                                                Number
                                                                                of
                                                                                Shares
-----------------------------------------------------------------------------------------------------------
Class A Warrant for the Purchase
of Shares of Common Stock          Immed.         8/01/10       Common Stock    41,325          $0.001++

Class A Warrant for the Purchase
of Shares of Common Stock          Immed.         8/01/10       Common Stock     1,646          $0.001++

Class A Warrant for the Purchase
of Shares of Common Stock          Immed.         8/01/10       Common Stock     2,032          $0.001++

Class A Warrant for the Purchase
of Shares of Common Stock          Immed.         8/01/10       Common Stock     2,416          $0.001++

Class A Warrant for the Purchase
of Shares of Common Stock          Immed.         8/01/10       Common Stock       897          $0.001++

Class A Warrant for the Purchase
of Shares of Common Stock          Immed.         8/01/10       Common Stock     7,337          $0.001++

Warrant for the Purchase of
Shares of Common Stock             Immed.         8/15/08       Common Stock     7,945           $0.01++

Class A Warrant for the Purchase
of Shares of Common Stock          Immed.         8/01/10       Common Stock       668          $0.001++

Class A Warrant for the Purchase
of Shares of Common Stock          Immed.         8/01/10       Common Stock       130          $0.001++

Class A Warrant for the Purchase
of Shares of Common Stock         Immed.          8/01/10      Common Stock        186          $0.001++

Warrant for the Purchase of
Shares of Common Stock            Immed.          8/15/08      Common Stock     55,757           $0.01++

Class A Warrant for the Purchase
of Shares of Common Stock         Immed.          8/01/10      Common Stock      1,093          $0.001++

Class A Warrant for the Purchase
of Shares of Common Stock         Immed.          8/01/10      Common Stock      7,793          $0.001++

Warrant for the Purchase of
Shares of Common Stock            Immed.          8/15/08      Common Stock      5,298           $0.01++

Class A Warrant for the Purchase
of Shares of Common Stock         Immed.          8/01/10      Common Stock         80          $0.001++

Warrant for the Purchase of
Shares of Common Stock            Immed.          8/15/08      Common Stock     15,000           $0.01++

1.   Title of Derivative                  5. Owner-         6. Nature
     Security (Instr. 4)                     ship              of In-
                                             Form of           direct
                                             Deriv-            Bene-
                                             ative             ficial
                                             Security:         Owner-
                                             Direct            ship
                                             (D) or           (Instr.
                                             Indirect          5)
                                             (I)
                                             (Instr.
                                             5)
------------------------------------------------------------------------------------
Class A Warrant for the Purchase
of Shares of Common Stock                   (I)              (1) (13)(16) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)             (2) (13) (16) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)             (3) (13) (16) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)             (4) (14) (16) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)             (5) (14) (16) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)                  (6) (16) (21) (22)

Warrant for the Purchase of
Shares of Common Stock                      (I)                 (16) (18) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)             (7) (13) (16) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)             (8) (13) (16) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)        (9) (13) (15) (16) (21) (22)

Warrant for the Purchase of
Shares of Common Stock                      (I)            (16) (19) (20) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)                 (10) (17) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)                 (11) (15) (21) (22)

Warrant for the Purchase of
Shares of Common Stock                      (I)                 (11) (15) (21) (22)

Class A Warrant for the Purchase
of Shares of Common Stock                   (I)                 (12) (15) (21) (22)

Warrant for the Purchase of
Shares of Common Stock                      (I)                          (22) (23)


Explanation of Responses:

++ Such Exercise Price subject to change.

See Attachment A for footnotes.


                                                               8/26/98
-------------------------------                        ------------------------
**Signature of Reporting Person                                 Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                         Page 2
                                                                 SEC 1473 (9-96)



                                                                   ATTACHMENT A
                       REPORTING PERSONS AND SIGNATURES

                              COMPANY                                          ADDRESS
                              -------                                          -------

AXA ASSURANCES I.A.R.D. MUTUELLE                                               21/25, rue de Chateaudun
                                                                               75009 Paris, France


AXA ASSURANCES VIE MUTUELLE                                                    Same as above

AXA COURTAGE ASSURANCE MUTUELLE                                                26, rue Louis-le-Grand
                                                                               75002 Paris, France

ALPHA ASSURANCES VIE MUTUELLE                                                  Tour Franklin
                                                                               100-1-1 Terrasse Boieldieu
                                                                               Cedex 11
                                                                               92042 Paris La Defense, France

FINAXA                                                                         23, avenue Matignon
                                                                               75008 Paris, France

are Reporting Persons through their interest in the following entity:

AXA                                                                            9, Place Vendome
                                                                               75001 Paris, France

is a Reporting Person through its interest in The Equitable Companies
Incorporated.


THE AXA VOTING TRUSTEES:

Claude Bebear                                                                  c/o Secretaire General, AXA
Henri de Clermont-Tonnerre                                                     23, avenue Matignon
Patrice Garnier                                                                75008 Paris, France
(collectively, the "AXA Voting Trustees")
pursuant to the Voting Trust Agreement dated as of
May 12, 1992 with AXA.

SIGNED ON BEHALF OF THE ABOVE ENTITIES
(collectively, the "Mutuelles AXA, Finaxa and AXA")

By /s/ Alvin H. Fenichel
----------------------------------
Name:   Alvin H. Fenichel
Title:  Attorney-in-Fact


THE EQUITABLE COMPANIES INCORPORATED                                           1290 Avenue of the Americas
                                                                               New York, NY 10104

By /s/ Alvin H. Fenichel
----------------------------------
Name:   Alvin H. Fenichel
Title:  Senior Vice President and Controller

The Equitable Companies Incorporated is a Reporting Person through its interest in Donaldson Lufkin & Jenrette,
Inc. ("DLJ") and The Equitable Life Assurance Society of the United States

DONALDSON, LUFKIN & JENRETTE, INC.                                             277 Park Avenue
                                                                               New York, N.Y.  10172
By /s/ Claire M. Power
----------------------------------
Name:   Claire Power
Title:  Vice President and Assistant Secretary

DLJ is a Reporting Person through its interest in DLJ Capital Investors, Inc. ("DLJCI"):

DLJ CAPITAL INVESTORS, INC.                                                    277 Park Avenue
                                                                               New York, N.Y.   10172

By /s/ Claire M. Power
----------------------------------
Name:   Claire Power
Title:  Vice President and Assistant Secretary

DLJ Capital Investors, Inc. is a Reporting Person through its interest in each of DLJMB Funding II, Inc. ("Funding II"),
DLJ Investment Funding, Inc., DLJ Investment Partners, Inc., DLJ LBO Plans Management Corporation, DLJ Offshore Management,
N.V., DLJ Diversified Partners, Inc., and DLJ Merchant Banking II, Inc. ("MB II INC"):

DLJ INVESTMENT PARTNERS, INC.                                                  277 Park Avenue
                                                                               New York, NY 10172
By /s/ Claire M. Power
----------------------------------
Name:   Claire Power
Title:  Vice President and Assistant Secretary

DLJ Investment Partners, Inc. is a Reporting Person through its interest in DLJ Investment Partners, L.P.

DLJ INVESTMENT FUNDING, INC.                                                   277 Park Avenue
                                                                               New York, NY 10172
By /s/ Claire M. Power
----------------------------------
Name:   Claire Power
Title:  Vice President and Assistant Secretary

DLJ LBO PLANS MANAGEMENT CORPORATION                                           277 Park Avenue
                                                                               New York, NY 10172
By /s/ Claire M. Power
----------------------------------
Name:   Claire Power

Title:  Vice President and Assistant Secretary

DLJ LBO Plans Management Corporation is a Reporting Person through its interest in DLJ First ESC, L.P., DLJ ESC II, L.P.
and DLJ EAB Partners, L.P.

DLJ DIVERSIFIED PARTNERS, INC.

By /s/ Claire M. Power
----------------------------------
Name:  Claire Power
Title: Vice President and Assistant Secretary
DLJ Diversified Partners, Inc. is a Reporting Person through its interest in DLJ Diversified Partners, L.P. and DLJ
Diversified Partners-A, L.P.

DLJMB FUNDING II, INC.                                                         277 Park Avenue
                                                                               New York, N.Y.   10172
By /s/ Claire M. Power
----------------------------------
Name:  Claire Power
Title: Vice President and Assistant Secretary

DLJ MERCHANT BANKING II, INC.                                                  277 Park Avenue
(See Form 3 for signature of this Reporting Person)                            New York, N.Y.   10172


(1) These securities are beneficially owned directly by DLJ Merchant Banking Partners II, L.P. ("Partners II") which is a limited partnership.

(2) These securities are beneficially owned directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A") which is a limited partnership.

(3) These securities are beneficially owned directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II") which is a limited partnership.

(4) These securities are beneficially owned directly by DLJ Diversified Partners, L.P. ("Diversified") which is a limited partnership.

(5) These securities are beneficially owned directly by DLJ Diversified Partners-A, L.P. ("Diversified-A") which is a limited partnership.

(6)  These securities are beneficially owned directly by DLJMB Funding II, Inc.

(7) These securities are beneficially owned directly by DLJ Millennium Partners, L.P. ("Millennium") which is a limited partnership.

(8) These securities are beneficially owned directly by DLJ Millennium Partners-A, L.P. ("Millennium-A") which is a limited partnership.

(9) These securities are beneficially owned directly by DLJ EAB Partners, L.P. ("EAB") which is a limited partnership.

(10) These securities are beneficially owned directly by UK Investment Plan 1997 Partners which is a limited partnership.

(11) These securities are beneficially owned directly by DLJ ESC II, L.P. ("ESC II") which is a limited partnership.

(12) These securities are beneficially owned directly by DLJ First ESC, L.P. ("ESC II") which is a limited partnership.

(13) These securities are beneficially owned indirectly by MB II INC as Managing General Partner of each of Partners II, Partners II-A, Millennium and Millennium-A and as Advisory General Partner of Offshore Partners II. In addition, these securities are beneficially owned indirectly by DLJ Merchant Banking II, LLC ("MB II LLC") as Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A and EAB. MB II INC is also the Managing Member of MB II LLC. The undersigned disclaim beneficial ownership of these securities except with respect to MB II INC's and MB II LLC's partnership interests in these entities.

(14) These securities are beneficially owned indirectly by DLJ Diversified Partners, Inc. ("Diversified Partners") as Managing General Partner of each of Diversified and Diversified-A. In addition, these securities are beneficially owned indirectly DLJ Diversified Associates, L.P. ("Diversified Associates") as Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates. The undersigned disclaim beneficial ownership of these securities except with respect to Diversified Partners' and Diversified Associates' Partnership interests in these entities.

(15) These securities are beneficially owned indirectly by DLJ LBO Plans Management Corporation ("DLJ LBO") as Managing General Partner of EAB, ESC and ESC II.

(16) These securities are beneficially owned indirectly by DLJCI as sole stockholder of each of DLJ LBO, DLJ Offshore Management, N.V., MB II INC, Diversified Partners, DLJ Investment Partners, Inc. ("Investment Inc."), DLJ Investment Funding, Inc. ("DLJIF") and Funding II.

(17) These securities are beneficially owned indirectly by UK Investment Plan 1997, Inc. ("Plan 1997") as General Partner of 1997 Partners. The undersigned disclaim beneficial ownership of these securities except with respect to Plan 1997's partnership interest in this entity.

(18) These securities are beneficially owned directly by DLJIF.

(19) These securities are beneficially owned directly by DLJ Investment Partners, L.P. ("Investment L.P.") which is a limited partnership.

(20) These securities are beneficially owned indirectly by Investment Inc. as Managing General Partner of Investment L.P. In addition, these securities are beneficially owned indirectly by DLJ Investment Associates, L.P. ("Investment Associates") as General Partner of Investment L.P.
     Investment Inc. is also the General Partner of Investment Associates. The undersigned disclaims beneficial ownership of these securities except with respect to Investment Inc.'s and Investment Associates' partnership interests in Investment L.P.

(21) These securities are beneficially owned indirectly by DLJ as the sole stockholder of each of DLJCI and Plan 1997.

(22) As of March 1, 1998, AXA beneficially owns approximately 69% of the common stock of The Equitable Companies Incorporated ("EQ") ("EQ Common Stock"). The Mutuelles AXA indirectly, through Finaxa, and directly own shares of AXA and, acting as a group, the Mutuelles AXA indirectly control AXA. As of August 26, 1998, AXA and AXA Holdings (Belgium), an affiliate of AXA, directly own in the aggregate approximately 1.5% of the common stock of DLJ. As of August 26, 1998, the Mutuelles AXA, Finaxa and AXA expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

     AXA has deposited its shares of EQ Common Stock into a voting trust.
     While AXA remains the beneficial owner of such EQ Common Stock, during the term of the voting trust, the Trustees (each of whom is a member of either the Executive Board or the Supervisory Board of AXA) will exercise all voting rights with respect to such EQ Common Stock. Accordingly, the Trustees may be deemed to beneficially own the securities reported on this Form. The Trustees expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

(23) These securities are beneficially owned by The Equitable Life Assurance Company of the United States, a wholly owned subsidiary of EQ.

     Each of the remaining reporting persons disclaims beneficial ownership of securities beneficially owned by and any other entity except with respect to its proportionate interest in or ownership of such entity as indicated in Item 3 of Table I and/or Item 5 of Table II and the footnotes thereto.